Exhibit 99.1

GLASS HOUSE BRANDS INC.

(the “Company”)

Annual General and Special Meeting of the Shareholders of the Company (the "Meeting")
held on Friday, June 23, 2023

REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the matters voted upon and the outcome of voting at the Meeting are as follows:

1.	Election of Directors

At the Meeting, each of the following eight nominees were elected as directors of the Company as follows:

Director	Number and percentage of shares[1] of the Company represented in person or by proxy and entitled to vote at the Meeting that were voted FOR	Number and percentage of shares[1] represented in person or by proxy and entitled to vote at the Meeting that were WITHHELD from voting
Kyle Kazan	240,557,134 (99.962%)	90,289 (0.038%)
Graham Farrar	240,639,758 (99.997%)	7,639 (0.003%)
Robert (Jamie) Mendola	240,637,408 (99.996%)	10,015 (0.004%)
Humble Lukanga	240,020,642 (99.740%)	625,755 (0.260%)
Jocelyn Rosenwald	239,936,363 (99.705%)	711,060 (0.295%)
George Raveling	239,938,202 (99.705%)	709,188 (0.295%)
Hector De La Torre	239,939,772 (99.706%)	707,636 (0.294%)
Robert (Bob) Hoban	240,019,863 (99.739%)	627,527 (0.261%)

Note 1: The shares entitled to vote on this resolution consist of the subordinate voting shares, restricted voting shares and multiple voting shares of the Company. Pursuant to the Company's Articles, the limited voting shares of the Company are not entitled to vote on the election of directors.

2.	Re-appointment of Auditor

At the Meeting, Macias Gini & O'Connell LLP was re-appointed as the auditor of the Company for the ensuing year and the directors of the Company were authorized to fix the remuneration of the auditor, as follows:

Auditor	Number and percentage of shares[2] of the Company represented in person or by proxy and entitled to vote at the Meeting that were voted FOR	Number and percentage of shares[2] represented in person or by proxy and entitled to vote at the Meeting that were WITHHELD from voting
Macias Gini & O'Connell LLP	268,530,049 (99.931%)	185,732 (0.069%)

Note 2: The shares entitled to vote on this resolution consist of the subordinate voting shares, restricted voting shares, limited voting shares and multiple voting shares of the Company.

3.	Amendment to the Articles of the Company

At the Meeting, a special resolution amending the articles of the Company to extend the "sunset" date for the Multiple Voting Shares until June 29, 2027 was adopted, as follows:

Class of Shares	Number and percentage of shares of the Company represented in person or by proxy and entitled to vote at the Meeting that were voted FOR	Number and percentage of shares represented in person or by proxy and entitled to vote at the Meeting that were voted AGAINST
All Equity Shares*	25,109,497 (96.703%)	856,195 (3.297%)
All Equity Shares**	20,664,943 (96.022%)	856,195 (3.978%)
Subordinate Voting Shares	205,108 (96.514%)	7,409 (3.486%)
Restricted Voting Shares	2,599,096 (96.676%)	89,355 (3.324%)
Limited Voting Shares	22,305,293 (96.676%)	766,840 (3.324%)
Multiple Voting Shares	237,748,950 (100.000%)	0 (0.000%)

* Equity shares refers to the Company's subordinate voting shares, restricted voting shares and limited voting shares, collectively.

** Excludes any votes cast by "interested parties" as defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

Numbers presented in this report are based on the final report of the scrutineer for the Meeting. Dated this 28th day of June, 2023.

GLASS HOUSE BRANDS INC.

By:	/s/ Benjamin Vega
Benjamin Vega
General Counsel and Corporate Secretary